UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                                Brightpoint, Inc.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    109473108
                                 (CUSIP Number)

                             David B. Millard, ESQ.
                             STEPHEN J. DUTTON, ESQ.
                          Leagre Chandler & Millard LLP
                            1400 First Indiana Plaza
                          135 North Pennsylvania Street
                        Indianapolis, Indiana 46204-2415
                                 (317) 808-3000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   May 7, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d 1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 109473108
-------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Timothy S. Durham
-------------------------------------------------------------------------------
      2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                (a) [ ]
                (b) [X]
-------------------------------------------------------------------------------
      3. SEC USE ONLY

-------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

         PF
-------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]
-------------------------------------------------------------------------------
      6. CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        519,944
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       4,757
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        519,944
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        4,757
-------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 524,701
-------------------------------------------------------------------------------

      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES [ ]
-------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                6.5%
-------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
                IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 109473108
-------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Diamond Investments, LLC  35-2088657
-------------------------------------------------------------------------------
      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                (a) [ ]
                (b) [X]
-------------------------------------------------------------------------------
      3. SEC USE ONLY

-------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

                 WC
-------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------

      6. CITIZENSHIP OR PLACE OF ORGANIZATION

                 Indiana
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        4,757
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        4,757
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                4,757
-------------------------------------------------------------------------------

      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES [ ]
-------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0.06%
-------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON

                 OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 109473108
-------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Henri B. Najem, Jr.
-------------------------------------------------------------------------------
      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                (a) [ ]
                (b) [X]
-------------------------------------------------------------------------------
      3. SEC USE ONLY

-------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------
      6. CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        80,814
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       6,950
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        80,814
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        6,950
-------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                87,764
-------------------------------------------------------------------------------
      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES [ ]
-------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                1.1%
-------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
                IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 109473108
-------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

         Shelley Najem
-------------------------------------------------------------------------------
      2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                (a) [ ]
                (b) [X]
-------------------------------------------------------------------------------
      3. SEC USE ONLY

-------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]

-------------------------------------------------------------------------------
      6. CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        0
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       6,950
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        0
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        6,950
-------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                6,950
-------------------------------------------------------------------------------
      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES [ ]
-------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0.09%
-------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
                IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 109473108
-------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 Jeffrey Osler
-------------------------------------------------------------------------------
      2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                (a) [ ]
                (b) [X]
-------------------------------------------------------------------------------
      3. SEC USE ONLY

-------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]
-------------------------------------------------------------------------------
      6. CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        2,500
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        2,500
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,500
-------------------------------------------------------------------------------

      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES [ ]
-------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0.03%
-------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
                IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 109473108
-------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 Neil Lucas
-------------------------------------------------------------------------------
      2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                (a) [ ]
                (b) [X]
-------------------------------------------------------------------------------
      3. SEC USE ONLY

-------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]
-------------------------------------------------------------------------------
      6. CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        13,698
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        13,698
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                13,698
-------------------------------------------------------------------------------

      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES [ ]
-------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0.2%
-------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
                IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 109473108
-------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 James F. Cochran
-------------------------------------------------------------------------------
      2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                (a) [ ]
                (b) [X]
-------------------------------------------------------------------------------
      3. SEC USE ONLY

-------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]
-------------------------------------------------------------------------------
      6. CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        13,600
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        13,600
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                13,600
-------------------------------------------------------------------------------

      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES [ ]
-------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0.2%
-------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
                IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 109473108
-------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 Jonathon B. Swain
-------------------------------------------------------------------------------
      2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                (a) [ ]
                (b) [X]
-------------------------------------------------------------------------------
      3. SEC USE ONLY

-------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]
-------------------------------------------------------------------------------
      6. CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        1,885
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        1,885
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,885
-------------------------------------------------------------------------------

      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES [ ]
-------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0.02%
-------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
                IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 109473108
-------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 Dr. Charles Durham
-------------------------------------------------------------------------------
      2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                (a) [ ]
                (b) [X]
-------------------------------------------------------------------------------
      3. SEC USE ONLY

-------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]
-------------------------------------------------------------------------------
      6. CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        0
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       7,557
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        0
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        7,557
-------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                7,557
-------------------------------------------------------------------------------

      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES [ ]
-------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0.09%
-------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
                IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 109473108
-------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 Mitza Durham
-------------------------------------------------------------------------------
      2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                (a) [ ]
                (b) [X]
-------------------------------------------------------------------------------
      3. SEC USE ONLY

-------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]
-------------------------------------------------------------------------------
      6. CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        7,557
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        7,557
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                7,557
-------------------------------------------------------------------------------

      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES [ ]
-------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0.09%
-------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
                IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 109473108
-------------------------------------------------------------------------------
      1. NAME OF REPORTING PERSON:
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                 Shannon Frantz
-------------------------------------------------------------------------------
      2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                (a) [ ]
                (b) [X]
-------------------------------------------------------------------------------
      3. SEC USE ONLY

-------------------------------------------------------------------------------
      4. SOURCE OF FUNDS

                 PF
-------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                           [_]
-------------------------------------------------------------------------------
      6. CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
-------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        360
                                  -----------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       0
                                  -----------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        360
                                  -----------------------------------
           WITH                   10.   SHARED DISPOSITIVE POWER
                                        0
-------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                360
-------------------------------------------------------------------------------
      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES [ ]
-------------------------------------------------------------------------------
      13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0.0%
-------------------------------------------------------------------------------
      14. TYPE OF REPORTING PERSON
                IN
-------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

         This statement relates to shares of common stock, $0.01 par value per share (the "Common Stock"), of Brightpoint, Inc., a Delaware corporation (the "Issuer"), that the Reporting Persons own of record or beneficially. The principal executive offices of the Issuer are located at 600 East 96th Street, Suite 575, Indianapolis, Indiana 46240.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Schedule 13D is jointly filed by the following persons (collectively, the "Reporting Persons"): Timothy S. Durham; Diamond Investments, LLC, an Indiana limited liability company ("Diamond"); Henri B. Najem, Jr.; Shelley Najem; Jeffrey Osler; Neil Lucas; James F. Cochran; Jonathon B. Swain; Dr. Charles Durham; Mitza Durham; and Shannon Frantz.

     Mr. Durham is a citizen of the United States and his principal address is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204. Mr. Durham serves as the Chairman and Chief Executive Officer of Obsidian Enterprises, Inc. and as Chairman of Fair Holdings, Inc. The address of the principal offices of Obsidian Enterprises, Inc. and Fair Holdings, Inc. is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204.

     Diamond is an Indiana limited liability company. Diamond is the personal investment vehicle of Timothy S. Durham and certain members of his immediate family. Mr. Durham has majority ownership interest in and voting control of Diamond. The address of the principal office of Diamond is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204.

     Mr. Najem is a citizen of the United States and his principal address is 10158 Brook School Road, Fishers, Indiana 46038. Mr. Najem owns Bella Vita restaurant. The address of the principal office of Bella Vita is 10158 Brook School Road, Fishers, Indiana 46038.

     Mrs. Najem is a citizen of the United States and her principal address is 10158 Brook School Road, Fishers, Indiana 46038. Mrs. Najem is a restaurateur. The address of the principal office of the restaurant is 10158 Brook School Road, Fishers, Indiana 46038.

     Mr. Osler is a citizen of the United States and his principal address is 9032 Diamond Point Dr., Indianapolis, Indiana 46236. Mr. Osler serves as the Executive Vice President of Obsidian Enterprises, Inc. The address of the principal office of Obsidian Enterprises, Inc. is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204.

     Mr. Lucas is a citizen of the United States and his principal address is 10831 Geist Woods Lane, Indianapolis, Indiana 46256. Mr. Lucas is an attorney based in Indiana. The address of the principal office of Mr. Lucas is 111 Monument Circle, Suite 4800 Indianapolis, Indiana 46204.

     Mr. Cochran is a citizen of the United States and his principal address is 13483 Marjac Way, McCordsville, Indiana 46055. Mr. Cochran serves as the Chairman of Fair Finance Company. The address of the principal office of Fair Finance Company is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204.

     Mr. Swain is a citizen of the United States and his principal address is 9234 Fordham Street, Indianapolis, Indiana 46268 Mr. Swain serves as the Vice President of Fair Holdings, Inc. The address of the principal office of Fair Holdings, Inc. is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204.

     Dr. Durham is a citizen of the United States and his principal address is 535 Robinhood Drive, Seymour, Indiana 47274. Dr. Durham is a dentist. The address of the principal office of Dr. Durham is 410 S. Chestnut, Seymour, Indiana 47274.

     Mrs. Durham is a citizen of the United States and her principal address is 535 Robinhood Drive, Seymour, Indiana 47274. Mrs. Durham is a homemaker at that address.

     Ms. Frantz is a citizen of the United States and her principal address is 9821 River Oak, Fishers, Indiana 46038. Ms. Frantz serves as an Assistant at Obsidian Enterprises, Inc. The address of the principal office of Obsidian Enterprises, Inc. is 111 Monument Circle, Suite 4800, Indianapolis, Indiana 46204.

     During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Personal funds were used for the purchases described in Item 4.


ITEM 4. PURPOSE OF TRANSACTION.

     Each of the Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this statement relates for the purpose of investment and to gain a significant equity interest in Brightpoint.

     Each of the Reporting Persons may acquire additional shares or other securities of Brightpoint or sell or otherwise dispose of any or all of the shares or other securities of Brightpoint they beneficially own.

     The Reporting Persons may engage in discussions with the management and members of the Board of Directors of Brightpoint concerning the business, operations and future plans of Brightpoint.

     The  Reporting   Persons  may  also  consider  other  actions  to  maximize stockholder value including, without limitation:

o    Proposing  an  extraordinary  corporate  transaction,  such  as  a  merger,
     reorganization  or  liquidation,   involving  Brightpoint  or  any  of  its
     subsidiaries; and

o Proposing change in the present Board of Directors or management of Brightpoint.

     Other than described above, none of the Reporting Persons currently has any plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although they reserve the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the close of business on May 7, 2003, the Reporting Persons may be deemed to beneficially own, in the aggregate, 652,065 shares of Common Stock, representing approximately 8.1% of the Issuer's outstanding shares of Common Stock (based on the 8,023,100 shares stated to be outstanding as of March 17, 2003 in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2002, filed with the Securities and Exchange Commission).

     (b) Mr. Durham has sole voting and sole dispositive power with respect to 519,944 shares. Mr. Durham may be deemed to beneficially own and share voting and dispositive power with respect to the 4,757 shares held by Diamond Investments, LLC, because of the interests in or positions he holds with that entity as reported in response to Item 2. The information in Item 2 is incorporated herein by reference.

     Mr. Najem has sole voting and sole dispositive power with respect to 80,814 shares and shares with Ms. Najem voting and dispositive power with respect to 6,950 shares.

     Mrs. Najem shares with Mr. Najem voting and dispositive power with respect to 6,950 shares. She also may be deemed to beneficially own and share voting and dispositive power with respect to the 80,814 shares held by Mr. Najem.

     Mr. Osler has sole voting and dispositive power with respect to 2,500 shares.

     Mr. Lucas has sole voting and dispositive power with respect to 13,698 shares.

     Mr. Cochran has sole voting and dispositive power with respect to 13,600 shares.

     Mr. Swain has sole voting and dispositive power with respect to 1,885 shares.

     Dr. Durham may be deemed to share with Mitza Durham voting and dispositive power with respect to 7,557 shares.

     Mitza Durham has sole voting and dispositive power with respect to 7,557 shares.

     Ms. Frantz has sole voting and dispositive power with respect to 360 shares.

     Information on percentage of shares of Common Stock beneficially owned by each of the Reporting Persons is included in the cover pages to this Amendment No. 3 and is incorporated herein by reference.

     (c) The following table presents information on securities acquired within the past sixty days. All transactions were effected in the open market and exclude commissions paid.



Shareholder                    Date           Price Per    Transaction                 No. of Shares
                                              Share ($)
Henri Najem                        5/7/2003         $12.07        Purchase                         1,700
Henri Najem                        5/7/2003         $12.09        Purchase                           900
Henri Najem                        5/7/2003         $12.08        Purchase                           700
Henri Najem                        5/7/2003         $12.08        Purchase                           700
Henri Najem                        5/7/2003         $12.09        Purchase                           500
Henri Najem                        5/7/2003         $12.07        Purchase                           300
Henri Najem                        5/7/2003         $12.04        Purchase                           100
Henri Najem                        5/7/2003         $12.09        Purchase                           100
Timothy S. Durham                  5/6/2003         $11.87        Purchase                        10,000
Timothy S. Durham                  5/5/2003         $12.18        Purchase                        40,000
Henri & Shelly Najem               5/1/2003          $5.20        Purchase                           100
Henri & Shelly Najem              4/24/2003         $15.76        Purchase                         1,000
James Cochran                     4/23/2003         $14.33          Sale                           5,000
James Cochran                     4/22/2003         $15.25          Sale                           5,000
Timothy S. Durham                 4/17/2003         $14.20        Purchase                         1,500
James Cochran                     4/15/2003         $14.33        Purchase                         5,000
Henri & Shelly Najem              4/15/2003         $14.80        Purchase                           100
Timothy S. Durham                 4/11/2003         $14.35        Purchase                         8,450
Henri Najem                       4/11/2003         $14.38        Purchase                           100
Henri & Shelly Najem              4/10/2003         $14.40        Purchase                           100
James Cochran                      4/9/2003         $15.25        Purchase                         5,000
Henri Najem                        4/8/2003         $14.60        Purchase                         1,400
Henri Najem                        4/8/2003         $14.58        Purchase                         1,000
Henri Najem                        4/8/2003         $14.46        Purchase                           700
Henri Najem                        4/8/2003         $14.47        Purchase                           300
Henri Najem                        4/8/2003         $14.57        Purchase                           100
Henri & Shelly Najem               4/8/2003         $14.59        Purchase                           100
Henri & Shelly Najem               4/8/2003         $14.45        Purchase                           200
Henri & Shelly Najem               4/8/2003         $14.44        Purchase                           100
Henri & Shelly Najem               4/8/2003         $14.33        Purchase                           100
Henri & Shelly Najem               4/8/2003         $14.45        Purchase                           100
Henri Najem                        4/4/2003         $13.40        Purchase                         4,000
Henri Najem                        4/4/2003         $13.43        Purchase                         1,400
Henri Najem                        4/4/2003         $13.35        Purchase                           600
James Cochran                      4/3/2003         $14.81          Sale                          15,000
James Cochran                      4/3/2003         $14.19          Sale                             500
James Cochran                      4/3/2003         $14.18          Sale                           1,000
James Cochran                      4/3/2003         $14.17          Sale                           1,100
James Cochran                      4/3/2003         $14.16          Sale                             513
James Cochran                      4/3/2003         $14.16          Sale                             400
Henri & Shelly Najem               4/3/2003         $16.09        Purchase                           300
Henri & Shelly Najem               4/3/2003         $15.95        Purchase                           300
Henri & Shelly Najem               4/3/2003         $16.45        Purchase                           100
Henri & Shelly Najem               4/3/2003         $13.75        Purchase                           100
Henri Najem                       3/28/2003         $16.38        Purchase                         1,000
Henri & Shelly Najem              3/24/2003         $15.90        Purchase                           500
Henri & Shelly Najem              3/21/2003         $17.00        Purchase                           200
Henri & Shelly Najem              3/20/2003         $16.05        Purchase                           100
Henri & Shelly Najem              3/17/2003         $13.11        Purchase                           400
Henri & Shelly Najem              3/17/2003         $13.39        Purchase                           100
Henri & Shelly Najem              3/14/2003         $12.75        Purchase                           100

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A: Joint Filing Agreement.

Exhibit B: Power of Attorney.

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 9, 2003


/s/ Timothy S. Durham                                   *
-------------------------                       -------------------------------
Timothy S. Durham                               Shelley Najem

        *                                               *
-------------------------                       -------------------------------
Henri B. Najem, Jr.                             Dr. Charles Durham

DIAMOND INVESTMENTS, LLC

By:     *                                               *
   ----------------------                       -------------------------------
   Timothy S. Durham                            Mitza Durham
   Its: Managing Member
                                                        *
                                                -------------------------------
                                                Shannon Frantz


        *                                      *By: /s/ Timothy S. Durham
-------------------------                       -------------------------------
Jeffrey Osler                                   Timothy S. Durham
                                                Attorney-in-Fact
        *
-------------------------
Neil Lucas

        *
-------------------------
James F. Cochran

        *
-------------------------
Jonathon B. Swain

                                  EXHIBIT INDEX


Exhibit No.                        Description

  A                                Joint Filing Agreement.

  B Power of Attorney. Incorporated by reference to the signature page of Amendment No. 2 to this Schedule 13D, which was filed on February 5, 2003.

                                    EXHIBIT A
                             Joint Filing Agreement

     Each of the undersigned hereby agrees and consents to the filing of a single Schedule 13D and any and all future amendments thereto with the Securities and Exchange Commission on behalf of the undersigned and the other persons listed in Item 2 of the Schedule 13D in connection with their beneficial ownership of securities of Brightpoint, Inc.

Dated: February 4, 2003



/s/ Timothy S. Durham                           /s/ Shelley Najem
-------------------------                       -------------------------------
Timothy S. Durham                               Shelley Najem

/s/ Henri B. Najem, Jr.                         /s/ Dr. Charles Durham
-------------------------                       -------------------------------
Henri B. Najem, Jr.                             Dr. Charles Durham

DIAMOND INVESTMENTS, LLC                        /s/ Mitza Durham
                                                -------------------------------
                                                Mitza Durham
By:/s/ Timothy S. Durham
-------------------------                       /s/ Shannon Frantz
Timothy S. Durham                               -------------------------------
Its: Managing Member                            Shannon Frantz


/s/ Jeffrey Osler
-------------------------
Jeffrey Osler


/s/ Neil Lucas
-------------------------
Neil Lucas


/s/ James F. Cochran
-------------------------
James F. Cochran


/s/ Jonathon B. Swain
------------------------
Jonathon B. Swain